Exhibit 4.3

AMENDMENT NO. 1 TO WARRANT

This Amendment No. 1 to the Common Stock Purchase Warrant (this “Amendment”) dated this __ day of January 2025, by and among Cibus, Inc., a Delaware corporation (the “Company”) and _____ (the “Holder”).

WHEREAS, the Holder is the holder of outstanding warrants to purchase up to (i) ____ shares of Class A common stock, par value $0.0001 per share of the Company, issued on June 13, 2024 (the “Warrants”);

WHEREAS, the Company and the Holder desire to amend the Warrant as more particularly set forth below;

THEREFORE, the parties do hereby agree as follows:

1.

Effective upon [the execution of this Amendment][1][the receipt of the requisite approval of the Company’s stockholders for purposes of the rules and regulations of the Nasdaq Capital Market and the execution of this Amendment][2], (i) the Exercise Price of the Warrant shall be amended to $2.50 per share, subject to further adjustment as set forth in the Warrants and (ii) the Termination Date shall be amended to January __, 2030.

2.	Sections 5(a) and 5(c) of the Warrant, are hereby amended and restated in its entirety to read as follows, respectively:

(a) Notwithstanding anything herein to the contrary, this Warrant may be redeemed at the option of the Company in whole or in part on a pro-rata basis, upon the occurrence of (i) the Company’s public announcement of an operational Soybean platform (the “Announcement”) and (ii) the first date on which the closing price of the Common Stock on the Trading Market on which it is then traded has equaled or exceeded $5.00 per share for fifteen (15) consecutive Trading Days, (the “Trading Condition”)((i) and (ii) collectively referred to as the “Redemption Conditions”). The Company shall provide prompt notice to the Holder upon the Announcement (the “First Notice”) and the Company shall provide prompt notice to the Holder upon meeting of the Redemption Conditions as provided in Section 6(h) below (the “Second Notice”). Following or concurrent with the delivery of the Second Notice, the Company may, at its option, notify the Holder of its election to redeem the Warrants (the “Redemption Notice”), which Redemption Notice shall be delivered no less than 30 calendar days prior to the Redemption Date (as defined below ).

[. . . ]

(c) Following the delivery of the Second Notice, if the Company elects to redeem this Warrant, the Company shall promptly send the Redemption Notice to the Holder of Warrants (i) notifying the Holders of such redemption via publication of a press release and (ii) taking such other steps as may be required under applicable law. Notwithstanding any provision to the contrary herein, Warrants noticed for redemption may not be exercised at any time after the 30th calendar day following the date on which the notice of redemption shall have been given by the Company and prior to the Redemption Date unless the Company defaults on payment of the Redemption Price on the Redemption Date.

3.	Capitalized terms not defined in this Amendment shall have the meanings scribed to such terms in the Warrant.

4.	Except as modified herein, the terms of the Warrant shall remain in full force and effect.

5.

This Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and shall be binding upon all parties, their successors and assigns, and all of which taken together shall constitute one and the same Amendment. A signature delivered by facsimile or email shall constitute an original.

[Signature Page Follows]

[1]	Note to Draft: Applicable to all persons other than executive officers of the Company.
[2]	Note to Draft: Applicable only to executive officers of the Company

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

CIBUS, INC.

By:
Name: Peter Beetham	-
Title: President and Chief Operating Officer

[SIGNATURE OF HOLDER]

By:
Name:	-
Title: